

February 11, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Allan Schwartz
Chief Executive Officer
Europa Acquisition I, Inc.
721 Fifth Avenue
New York, New York 10022

> **Re: Europa Acquisition I, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 16, 2015**
> **File No. 000-54037**

Dear Mr. Schwartz:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended June 30, 2015</u>

<u>Item 8: Financial Statements and Supplementary Data</u>

<u>Management's Plan to Continue as a Going Concern, page F-7</u>

1. We note the disclosure that you plan to acquire financing in the form of non-interest bearing demand loans from Narayan Capital Funding Corp., your majority shareholder. However, per your disclosure to Item 12 on page 9, Allan Schwartz, the President of the Company, owned 100% of your common stock as of June 30, 2015. Please clarify these two parties' ownership in the company and any relation between the two. Furthermore, given the uncertainty surrounding your relationship with Narayan Capital Funding Corp., please clarify how you intend to acquire future financing in order to continue as a going concern.

Item 9A: Controls and Procedures, page 7

Management's Report on Internal Control over Financial Reporting, page 7

2. Please amend your filing to conclude on the effectiveness of your internal control over financial reporting as of June 30, 2015. We remind you an amendment is required to include the entire Item being amended and currently dated certifications that refer to the amended Form 10-K.

Evaluation of Disclosure Controls and Procedures, page 7

3. We note that you conclude that your disclosure controls and procedures were not effective on June 30, 2015. Please expand your disclosures to clearly discuss the material weakness identified, when it was discovered and your plans to remediate it.

Form 10-Q for the period ended September 30, 2015

Item 4.Controls and Procedures, page 10

4. We note your conclusion indicating that your disclosure controls and procedures were not effective as of your June 30, 2015 fiscal year end due. Further, we note your management concluded that disclosure controls and procedures in your Form 10-Q filed on November 16, 2015 were effective and there were no changes in your internal control over financial reporting during the quarter ended September 30, 2015. Please revise to expand your disclosures to explain how management determined that its disclosure controls and procedures were effective at September 30, 2015 given that the company concluded that they were ineffective at year end. In this regard, tell us and disclose how you remediated the material weakness that caused you to conclude that your disclosure controls and procedures were not effective at June 30, 2015. Also, please revise your disclosures to comply with Item 308(c) of Regulation S-K to include details of any changes that may have materially affected or are reasonably likely to materially affect the company´s internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction